Exhibit 99.1

CONTINENTAL ENERGY CORPORATION

INTERIM FINANCIAL STATEMENTS

30 SEPTEMBER 2018

Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

INTERIM FINANCIAL STATEMENTS

The financial statements included herein are management prepared, unaudited, condensed, consolidated, interim financial statements and are hereinafter referred to as the "Interim Financial Statements". These Interim Financial Statements are filed on SEDAR concurrently with Management's Discussion and Analysis ("MD&A") of the results for the same period, and may be read in conjunction with the MD&A.

NOTICE OF NO AUDITOR REVIEW

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of our Interim Financial Statements, then such statements must be accompanied by a notice indicating that they have not been reviewed by an auditor.

Neither the accompanying Interim Financial Statements as presented herein nor the accompanying MD&A have been reviewed by our auditors. Both the Interim Financial Statements and the MD&A have been prepared by and are the responsibility of the management of Continental Energy Corporation.

Continental Energy Corporation
Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF FINANCIAL POSITION

	Note	30 September	30 June
ASSETS		2018	2018
Current		$	$
Cash		275,476	30,887
Receivables		8,007	7,606
Prepaid expenses and deposits		47,046	39,456
		330,529	77,949

LIABILITIES
Current
Accounts payable and accrued liabilities	7	360,616	527,125
Loans from related parties	7	87,500	87,500
		448,116	614,625
Non-current assets
Promissory notes	5	110,616	-
		558,732	614,625

DEFICIENCY
Share capital	6	18,082,317	17,841,522
Share-based payment and other reserve	6	10,398,776	10,277,321
Deficit		(28,709,296)	(28,655,519)
		(228,203)	(536,676)
		330,529	77,949

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 10)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director & CEO

“Phillip B. Garrison”, Director & Acting CFO

- See Accompanying Notes –

Continental Energy Corporation
Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the Three	For the Three
		Months Ended	Months Ended
	Note	30 September 2018	30 September 2017
EXPENSES		$	$
Depreciation		-	92
Interest and bank charges	5	10,916	8,506
Management and other consulting fees	7	18,336	37,564
Office and investor relations		20,094	77,613
Professional fees		4,635	37,161
Share-based payments		-	40,800
Travel and accommodation		2,112	20,898
		(56,093)	(222,634)
Other income (expenses)
Interest and foreign exchange		(2,934)	(149)
Financing cost		-	(151,110)
Settlement of debt	6	5,250	75,000
Transaction cost		-	(534,425)
Net loss and comprehensive loss for the year		(53,777)	(833,318)
Loss Per Share – Basic and Diluted		(0.00)	(0.01)
Weighted Average Number of Shares		163,684,947	131,694,729

- See Accompanying Notes -

Continental Energy Corporation
Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF CASH FLOWS

		For the Three	For the Three
		Months Ended	Months Ended
Cash Resources Provided By (Used In)	Note	30 September 2018	30 September 2017
Operating Activities		$	$
Loss for the period		(53,777)	(833,318)
Items not affecting cash
Depreciation		-	92
Interest on debt	5	10,616	7,486
Settlement of debt	6	(5,250)	(75,000)
Financing cost		-	151,110
Share-based payments		-	40,800
Transaction cost		-	534,425
Changes in non-cash working capital
Receivables		(401)	(2,498)
Prepaid expenses and deposits		(7,590)	(99,714)
Accounts payable and accrued liabilities		(49,009)	169,095
		(105,411)	(107,522)

Financing Activities
Private placements	6	350,000	50,000
Proceeds from exercise of warrants		-	20,000
Advances from joint venture partner		-	74,426
Proceeds from (repayment of) loans from related parties		-	(13,100)
		350,000	131,326

Change in cash		244,589	23,804
Cash Position – Beginning of Period		30,887	25,158
Cash Position – End of Period		275,476	48,962

Supplemental cash flow information (Note 8)

- See Accompanying Notes -

Continental Energy Corporation
Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF CHANGES IN DEFICIENCY

		Share Capital
		Number	Amount	Share-Based Payment and Other Reserve	Conversion Rights Reserve	Deficit	Total
			$	$	$	$	$
Balance on 30 June 2017		123,015,381	16,201,630	9,927,687	92,966	(27,942,808)	(1,720,525)
Acquisition of Continental Hilir Indonesia Pte. Ltd.		14,000,000	700,000	204,400	-	-	904,400
Convertible debt settlement		10,350,000	517,500	151,110	-	-	668,610
Reallocation of conversion right reserve on settlement of convertible debt		-	92,966	-	(92,966)	-	-
Exercise of warrants		2,000,000	20,000	-	-	-	20,000
Reallocation of share-based payment and other reserves on exercise of warrants		-	26,200	(26,200)	-	-	-
Private placement – cash		1,000,000	41,876	8,124	-	-	50,000
Settlement of debt		-	50,000	-	-	-	50,000
Share-based payments		-	-	40,800	-	-	40,800
Loss for the period		-	-	-	-	(833,318)	(833,318)
Balance on 30 September 2017		150,365,381	17,650,172	10,305,921	-	(28,776,126)	(820,033)

Balance on 30 June 2018		163,365,381	17,841,522	10,277,321	-	(28,655,519)	(536,676)
Private placement – cash	6	7,000,000	228,545	121,455	-	-	350,000
Settlement of debt	6	350,000	12,250	-	-	-	12,250
Loss for the period		-	-	-	-	(53,777)	(53,777)
Balance on 30 September 2018		170,715,381	18,082,317	10,398,776	-	(28,709,296)	(228,203)

- See Accompanying Notes -

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCI AL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2018

1.	Nature of Operations and Going Concern

Continental Energy Corporation (“Continental” or the “Company”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

The Company is a developer of modular, small-scale crude oil refineries that are co-located with smaller and/or stranded oil and gas producing fields. Each refinery will be designed to refine high demand motor fuels for supply to underserved local markets in the Republic of Indonesia. The Company operates its primary business activities through two subsidiaries in Indonesia. Each of these subsidiaries has received the necessary investment licenses to permit foreign direct investment in Indonesia and one has received the required licenses from the Indonesian Ministry of Mines and Energy to build, own, and operate a petroleum refining business. The Company is now working towards securing financing to begin construction.

These Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company is a development stage company and has incurred operating losses over the past several fiscal years and has no current source of operating cash flows. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire and develop its projects as well as fund ongoing administration expenses. There are no assurances that sufficient funding will be available.

Management intends to obtain additional funding primarily by issuing common and preferred shares in private placements, and/or by joining with strategic partners and joint venture partners in its refinery developments. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of raising capital for future expenditures or acquisitions.

These uncertainties indicate the existence of material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern in the future. If the going concern assumption were not appropriate for these Interim Financial Statements, liquidation accounting would apply, and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

2.	Basis of Preparation

These Interim Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and are based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations thereof made by the International Financial Reporting Interpretations Committee.

These Interim Financial Statements should be read in conjunction with the audited financial statements for the last fiscal year ended 30 June 2018, which were also prepared in accordance with the same methods of application and include all of the Company’s accounting policies and other required disclosures.

The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to its Audit Committee. The Audit Committee approved these Interim Financial Statements on 25 November 2018.

These Interim Financial Statements are consolidated and include the accounts of the Company's subsidiaries as described in its annual audited financial statements for the last fiscal year ended 30 June 2018.

These Interim Financial Statements have been prepared on a historical cost basis and presented in United States (“US”) dollars, the functional currency of the Company, except where otherwise indicated.

3.	Significant Accounting Estimates and Judgments

The preparation of these Interim Financial Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2018

In preparing these Interim Financial Statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited financial statements for the last fiscal year ended 30 June 2018.

4.	Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC.

The Company adopted the following standard on 1 July 2018.

IFRS 9 Financial Instruments

This standard and its consequential amendments have replaced IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

Due to the nature of the Company’s financial instruments, i.e. cash being the only financial asset and the loan from a related party and other accounts payable being the only financial liabilities, the adoption of the standard did not have any impact on the Company’s financial statements. The classification and measurement of the Company’s financial instruments under IAS 39 and the new measurement categories under IFRS 9 are described below:

Measurement Category
	Original (IAS 39)	New (IFRS 9)
Financial Assets:
Cash	Amortized cost	Amortized cost

Financial Liabilities:
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans from related parties	Amortized cost	Amortized cost
Promissory notes	N/A	Amortized cost

The following new standards and amendments to standards have been issued but are not effective during the Company’s current fiscal year.

IFRS 16, Leases

This standard and its consequential amendments have replaced IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of this standard and will apply it from 1 July 2019.

5.	Promissory Notes

On 1 September 2018 the Company issued three promissory notes to unrelated arms-length parties for an aggregate principal amount of $100,000 in respect of unpaid accounts payable and accrued liabilities of Continental Hilir Indonesia Pte. Ltd. assumed by the Company on closure of the CHI Transaction during the fiscal year ended 30 June 2018. The notes each have a term of two years and bear non-compounding simple interest at a rate of nine (9%) per year on the unpaid balance commencing from 1 September 2017.

During the three months ended 30 September 2018, the Company accrued interest of $10,616 in connection with these promissory notes.

Continental Energy Corporation
N OTES TO THE C ONSOLIDATED F INANCI AL S T ATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2018

6.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value and without special rights or restrictions attached. 500,000,000 preferred shares without par value and with special rights or restrictions attached.

Shares issued

On 26 September 2018, pursuant to a private placement, the Company issued 7,000,000 units of the Company at $0.05 per unit, for proceeds of $350,000. Each unit consisted of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.05 per common share for a term expiring on 30 June 2021. The Company allocated $228,545 to common shares and $121,455 to the share purchase warrants based on management’s estimate of relative fair values. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 100%, risk-free interest rate: 2.18%, expected life of warrants: 2.76 years.

On 26 September 2018, the Company also issued 350,000 common shares to settle a payable to an officer of $17,500. These common shares had a fair value of $0.035 per share on the date of issuance for a total value of $12,250, resulting in a gain on settlement of debt of $5,250.

Stock options

The Company has an approved incentive stock option plan under which the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the board. Options vest on the grant date unless otherwise determined by the board. The aggregate number of common shares which may be reserved as outstanding options shall not exceed 25,000,000, and the maximum number of options held by any one individual at any one time shall not exceed 7.5% of the total number of the Company's issued and outstanding common shares and 15% of same for all related parties (officers, directors, and insiders) as a group.

A reconciliation of the Company’s stock options outstanding on 30 September 2018 is as follows:

		Weighted Average
	Number of	Exercise Price
	Options	$ per Share
Outstanding on 30 June 2018	4,500,000	0.15
Expired	(4,000,000)	0.15
Outstanding on 30 September 2018 (Note 10)	500,000	0.15

Warrants

A reconciliation of the Company’s warrants outstanding is as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	$ per Share
Outstanding on 30 June 2018	31,350,000	0.10
Issued	7,000,000	0.05
Expired	(10,350,000)	0.10
Outstanding on 30 September 2018	28,000,000	0.06

During the period ended 30 September 2018, the term and exercise price of 15,000,000 outstanding and unexercised share purchase warrants were amended to reflect a reduction in exercise price from $0.10 each to $0.05 each and an extension of their term and expiry date from 31 August 2018 (14,000,000) and 8 September 2018 (1,000,000) until a new expiry date on 30 June 2020. As the share purchase warrants were issued originally to investors the modification of the terms was a transaction with the Company’s shareholders and therefore the incremental value resulting from such amendment did not result in any impact on the Company’s statement of loss.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED FINANCI AL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2018

A summary of the Company’s warrants outstanding on 30 September 2018 is as follows:

Number of Shares	Price Per Share	Expiry Date
6,000,000	$0.10	29 November 2018
14,000,000	$0.05	30 June 2020
1,000,000	$0.05	30 June 2020
7,000,000	$0.05	30 June 2021
28,000,000

7.	Related Party Transactions

Key management personnel include persons having the authority and responsibility for planning, directing and controlling the activities of the Company as a whole, and includes the Company’s CEO, CFO, VP of Business Development, and its directors.

As at 30 September 2018, $276,286 (30 June 2018 - $320,951) was payable to the directors and officers of the Company as salary, fees, or other compensation. These amounts are included in accounts payable and accrued liabilities and are unsecured and non-interest bearing.

During the three months ended 30 September 2018, the Company paid or accrued salary, fees, or other compensation to the directors and officers of the Company in the amount of $16,619 (2017 - $30,000).

During the three months ended 30 September 2018, the Company’s VP of Business Development agreed to convert $17,500 in accrued and unpaid salaries into 350,000 common shares of the Company (Note 6).

As at 30 September 2018, the Company has a loan payable to its CEO to $87,500, which was originally provided to the Company for assistance with working capital. The Loan is interest free with no fixed repayment terms.

8.	Supplemental cash flow information

		Three Months Ended	Three Months Ended
Non-Cash Investing and	Note	30 September 2018	30 September 2017
Financing Activities		$	$

Acquisition of CHI		-	904,400
Convertible debt settlement		-	668,610
Conversion of accounts payable into long-term promissory notes		100,000	-
Common shares issued in settlement of accrued and unpaid salaries	7	12,250	116,000
Reallocation of conversion rights reserve on settlement of convertible debt		-	92,966
Reallocation of share-based payment and other reserve on warrant exercise		-	26,200

9.	Segmented Information

The Company currently operates in only one segment which is geographically concentrated within the Republic of Indonesia.

Continental Energy Corporation
NOTES TO THE CONSOLIDATED F INANCIAL S TATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
30 SEPTEMBER 2018

10.	Subsequent Events

1.	In a letter to the Company dated 21 February 2018 the Canadian Securities Exchange ("CSE") approved the Company for listing subject to the Company a) providing acceptable emerging markets issues disclosure, b) confirmation of its audit committee composition, c) completion of financing sufficient to meet 12 month objectives (approximately $1 million, and d) completion of any and all outstanding CSE application documentation and payment of fees pursuant to the CSE's policies. A date for trading is to be determined upon confirmation of the conditions being met. As at the date of these Interim Financial Statements the Company is making arrangements to satisfy the conditions and complete the CSE listing.

2.	A total of 500,000 incentive stock options outstanding as at 30 September 2018 expired on 17 October 2018.

---oOo---

CONTINENTAL ENERGY CORPORATION
FORM 51-102F1

Management’s Discussion and Analysis
For the Quarter Ended on 30 September 2018

The End of the First Quarter and Three (3) Months Period of Fiscal 2019

This Management Discussion and Analysis (“MD&A”) has been prepared by the management of Continental Energy Corporation (the "Company") as of 25 November 2018 (the "Report Date").

This MD&A is intended to supplement and complement the unaudited, condensed, interim, consolidated quarterly financial statements (the "Interim Financial Statements") that are also prepared by management and filed herewith.

This MD&A, and the Interim Financial Statements filed herewith, pertain to the quarter and three (3) months ended 30 September 2018, a period of time hereinafter referred to as "This Quarter".

This Quarter corresponds to the Company's "First Quarter" and also marks the completion of the initial three (3) months period of the Company's fiscal year ("Fiscal 2018") which shall end on 30 June 2019.

All financial information presented herein, and in the Interim Financial Statements, has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. All amounts disclosed are in United States dollars unless otherwise stated.

PART - 1 : NATURE OF BUSINESS

The Company is a developer of small-scale crude oil refineries that are purposefully located near existing crude oil feedstock production in order to cost efficiently refine and deliver fuels directly to under-served local markets in the rapidly growing and emerging economy of Indonesia.

Why Indonesia? Already a G20 member, Indonesia is predicted by the World Bank to grow to the 4th largest economy in the world by 2045.

PART- 2 : HIGHLIGHT EVENTS DURING THIS QUARTER

Significant events which may have a material effect on the business affairs of the Company that have occurred during This Quarter are summarized below:

Termination of Conditional Agreement for Potential Acquisition of Upstream Oil & Gas Property

In a news release dated 18 September 2018 the Company announced it had terminated a conditional agreement to participate in the BK Block. As per a previous news release dated 28 August 2017 the Company announced it had entered into a conditional agreement with a privately owned Indonesian company (the "seller") to make a private placement and fund a share of exploration work commitments and thereby earn a 25% joint venture stake in the BK Block upstream oil and gas property, subject to certain pre-conditions being met by the seller. The seller has been unable to satisfy the pre-conditions to closing and has advised the Company it is terminating the conditional agreement to pursue alternative offers for its property.

Withdrawal from Conditional Agreement with Potential Strategic Partner for Maloy Refinery

In a news release dated 18 September 2018 the Company announced it had withdrawn its offer and effectively terminated a conditional agreement with a prospective financier and strategic partner for the Company's Maloy Refinery project. In a previous news release dated 8 May 2018 the Company announced it had entered into a conditional agreement with a privately owned petroleum products trading company (the "buyer") to earn an 80% joint venture stake in both the Company's Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC") and KKC's refinery development project, subject to the buyer independently arranging 100% of the refinery project finance; securing long term feedstock and product offtake agreements for KKC; and concluding definitive transaction agreements with KKC and the Company. Up to 18 September 2018 the buyer had not satisfied any of these conditions. The Company and KKC have withdrawn the offer to the buyer to earn a participating interest in KKC and terminated the conditional agreement and further negotiations.

2.1	Share Purchase Warrants Activity During This Quarter

During This Quarter, the following activity involving the Company’s share purchase warrants occurred:

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues - A total of 7,000,000 new share purchase warrants were issued pursuant to units of private placements and each warrant has an exercise price of $0.05 with an expiry date of 30 June 2021.

  Expiry - A total of 10,350,000 outstanding and unexercised share purchase warrants expired on 31 August 2018.

  Amendments - The term and exercise price of 15,000,000 outstanding and unexercised share purchase warrants were amended to reflect a reduction in exercise price from $0.10 each to $0.05 each and an extension of their term and expiry date from 31 August (14,000,000) and 8 September 2018 (1,000,000) until a new expiry date on 30 June 2020.

2.2	Incentive Stock Options Activity During This Quarter

During This Quarter, the following activity involving the Company’s incentive stock options occurred:

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - No new incentive stock options were granted.

  Expiry - A total of 4,000,000 outstanding and unexercised incentive stock options expired on 31 August 2018.

  Amendments - No amendments were made to the terms of any outstanding incentive stock options.

2.3	New Shares Issues During This Quarter

During This Quarter, the following activity involving the Company’s share capital occurred:

  Common Shares - A total of 7,000,000 new common shares were issued as part of a private placements of units, each unit consisting of one common share and one warrant at an issue price of $0.05 per unit.

  Common Shares - A total of 350,000 new common shares were issued to an officer of the Company in exchange for extinguishing US$ 17,500 in debt.

  Preferred Shares - No new preferred shares were issued.

PART- 3 : SHAREHOLDING AT THE END OF THIS QUARTER

As at the end of This Quarter, the Company’s share capital was issued or held in reserve as follows:

170,715,381	common shares were issued and outstanding.
28,000,000	unexercised warrants were issued and outstanding.
500,000	unexercised stock options were issued and outstanding.
Nil	preferred shares were issued and outstanding.

PART- 4 : SUBSEQUENT EVENTS TO THE REPORT DATE

Significant events which may have a material effect on the business affairs of the Company that have occurred subsequent to the end of This Quarter and up to the Report Date are summarized below:

New Director Appointed

In a news release and a material change report both dated 7 November 2018 the Company announced the appointment of a new independent director, Mr. Glenn S. Klein, to the Company's board of directors. He has also been appointed to serve on the Audit, Governance, and Compensation board committees.

Mr. Klein is a resident of North Saanich, BC, Canada. He is a career banker with over 44 years’ experience and is an expert in international corporate debt restructuring and banking in emerging economies. He began his career and worked for 30 years (1966 – 1996) at the Royal Bank of Canada (RBC) in various roles at Canadian branches in Vancouver, Regina, and Montreal.

Mr. Klein rose to the position of Regional General Manager for RBC based in Dubai, with responsibility for RBC’s interests in the Middle East during the first Gulf War. During his tenure, the RBC Dubai office produced the highest financial results, return on capital and productivity for European units for five consecutive years.

Since leaving RBC, Mr. Klein has held several executive level banking roles including serving as the Executive Vice President and General Manager of Banco De La Paz based in Bolivia, and as Senior Vice President of Dubai based Emirates NBD, by assets the largest bank in the Middle East. At Emirates NBD he was responsible for the problem corporate debt portfolio. Under his management, the bank achieved significant recoveries in excess of USD 300 million over a 12-year period.

Officer Changes

In a news release and a material change report both dated 7 November 2018 the Company announced two changes in corporate officers. Mr. Byron Tsokas, currently the company's Vice President, has been appointed to also serve as corporate Secretary. Mr. Phillip B. Garrison, currently an independent director of the company, has been appointed to chair the company's Audit Committee and also to serve as the company's Acting and Interim Chief Financial Officer until such time as a full time Chief Financial Officer is appointed.

Annual General Meeting for Fiscal 2018

In a news release dated 5 November 2018 the Company announced that its Fiscal 2018 Annual General Meeting would be held on 7 December 2018 at the Company's registered offices in Vancouver. All holders of the Company's shares as of the 26 October 2018 record date for the meeting will be entitled to receive a package of proxy related materials including an Information Circular containing details of matters to be voted on at the meeting. The notice, agenda, and information circular have been posted on SEDAR.

Audited Annual Financial Statements Posted for Fiscal 2018

In a news release dated 5 November 2018 the Company announced the posting its audited annual consolidated financial statements and annual reports on both SEDAR and on Form-20F on EDGAR for the Fiscal year ended 30 June 2018.

Subsidiary Engages Advisor

In a news release dated 9 October 2018 the Company announced its Indonesian subsidiary PT Kilang Kaltim Continental ("KKC") has engaged a specialist in arranging commercial trade contracts and structuring project finance to assist and advise KKC with the development and realization of KKC's Maloy Refinery. Buck Hill Capital Partners, LLC is a Houston based firm whose partners have over 45 years of combined experience in arranging guaranteed energy commodity trading contracts and the structuring of finance for energy infrastructure projects.

4.1	Share Purchase Warrants Activity: Since This Quarter End and Up to the Report Date

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues - No new share purchase warrants were issued.

  Expiry - No outstanding and unexercised share purchase warrants expired.

  Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

4.2	Incentive Stock Options Activity: Since This Quarter End and Up to the Report Date

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - No new incentive stock options were granted.

  Expiry - A total of 500,000 incentive stock options expired on 17 October 2018.

  Amendments- No amendments were made to the terms of any outstanding incentive stock options.

4.3	Conversion Rights Activity: Since This Quarter End and Up to the Report Date

  Exercises - There were no exercises of outstanding common share conversion rights.

  New Issues - There were no new common shares conversion rights issued.

  Expiry - No outstanding common shares conversion rights expired.

  Amendments - No amendments were made to the terms of any outstanding common share conversion rights.

4.4	New Shares Issues: Since This Quarter End and Up to the Report Date

  A total of 6,000,000 new common shares were issued pursuant to a private placement.

  No new preferred shares were issued.

PART- 5 : SHAREHOLDING AT THE REPORT DATE

As at the Report Date of this MD&A, the Company’s share capital is issued or held in reserve as follows:

170,715,381	common shares were issued and outstanding.
28,000,000	unexercised warrants were issued and outstanding.
Nil	unexercised stock options were issued and outstanding.
Nil	preferred shares were issued and outstanding.

PART - 6 : FINANCIAL RESULTS OF OPERATIONS

Summary of Quarterly Results for the Last Eight Quarters

The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Attributable to Shareholders of the Company
				Income (loss)	Basic &
				From	Diluted
		Total Net	Income	Continued	Per Share
Period	Revenue	Income (loss)	(loss)	Operations	Income (loss)
Quarter-1 of Fiscal 2019	Nil	(53,777)	(53,777)	(53,777)	(0.00)
Quarter-4 of Fiscal 2018	Nil	(10,974)	(10,974)	(10,974)	(0.00)
Quarter-3 of Fiscal 2018	Nil	144,751	144,751	144,751	0.00
Quarter-2 of Fiscal 2018	Nil	(13,170)	(13,170)	(13,170)	(0.00)
Quarter-1 of Fiscal 2018	Nil	(833,318)	(833,318)	(833,318)	(0.01)
Quarter-4 of Fiscal 2017	Nil	(153,772)	(153,772)	(153,772)	(0.00)
Quarter-3 of Fiscal 2017	Nil	(102,285)	(102,285)	(102,285)	(0.00)
Quarter-2 of Fiscal 2017	Nil	(92,091)	(92,091)	(92,091)	(0.00)

  Quarterly results will vary in accordance with the Company’s business and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company’s business activity levels increase.

  Non-cash costs such as those attributable to calculated valuations of share based payments expenses also affect the size of the Company’s quarterly income (loss).

PART- 7 : COMPARATIVE RESULTS OF OPERATIONS

Current and Comparative Quarters

This Quarter and the three (3) months period ended 30 September 2018 (the “Current Quarter”) and the Last year's quarter and three month period ended 30 September 2017 (the “Comparative Quarter”).

a)	Overall, the Company incurred a net loss during the Current Quarter of $53,777 compared to a loss of $833,318 for the Comparative Quarter, a decrease of $779,541.

b)	The Company incurred a loss per share of $0.00 in the Current Quarter and $0.01 for the Comparative Quarter.

c)	The higher loss incurred by the Company during the Comparative Quarter was primarily due to transaction costs of $534,425 relating to the acquisition of Continental Hilir Indonesia Pte. Ltd. (“CHI”) and the loss on settlement of convertible note of $151,110. The Company issued 14,000,000 units to the shareholders of CHI in exchange for shares they held in CHI, and obtained majority control of CHI. Total fair value of the units issued amounted to $904,400, in return for the net liabilities of CHI worth $6,441 and the settlement of the previous cash advances received from CHI of $376,416, resulting in cost of acquisition of $534,425. The loss on settlement of convertible note pertained to the calculated fair value of the warrants included in the 10,350,000 units issued upon conversion of the note to the common shares of the Company.

d)	The Company’s interest expense during the Current Quarter was $10,916 compared to $8,506 during the Comparative Quarter. During the Current Quarter, the Company converted $100,000 of its current liabilities into longer term promissory notes accruing interest of 9.00% per annum. During the Comparative Quarter, the Company settled its convertible note and as a result did not have such debt outstanding as at 30 September 2017.

e)	The Company’s cash administrative costs were also lower during the Current Quarter, $45,177 compared to those of the Comparative Quarter, $128,059; primarily as a result of higher office and investor relations costs, and professional fees incurred during the Comparative Quarter to get all of the Company’s regulatory filings up-to-date. The Company also incurred lower management and consulting fees due to the suspension of salary of certain Company executives, as described in part 10.3 below.

f)	Share-based payments expense was $nil during the Current Quarter as compared to $40,800 in the Comparative Quarter. During the Comparative Quarter, the Company granted 4,000,000 incentive stock options with an exercise price of $0.15, the fair value of which was recognized in its statement of loss and comprehensive loss.

PART- 8 : LIQUIDITY AND CAPITAL MANAGEMENT

As at the end of This Quarter, the Company’s Interim Financial Statements reflected a decrease in the working capital deficiency of $419,089 from 30 June 2018, the end of the previous fiscal year. The working capital deficiency of $536,676 as at 30 June 2018 was decreased to $117,587 by the end of This Quarter.

During This Quarter, the Company spent $105,411 on its operations and raised $350,000 from private placements. The Company did not enter into any other cash investing or financing activities during This Quarter.

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to develop new business opportunities which become profitable. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s growth and develop new business opportunities and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise such funds, including the health of the capital markets, the climate for investment in the sectors the Company is considering, the Company’s track record, and the experience and caliber of its management.

The Company does not have sufficient funds to meet its administrative requirements and business development objectives over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including providing for new opportunities as they arise. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company's principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations. The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during This Quarter.

PART- 9 : RISKS AND UNCERTAINTIES

The Company has no history of profitable operations and is currently in the early stages of its development. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it to take advantage of further growth and development of new opportunities and projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further growth or new opportunity development.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

PART- 10 : RELATED PARTY TRANSACTIONS

10.1	Related Party Balances

At the end of This Quarter, $276,286 (30 June 2018 - $320,951) was payable to the Company's CEO and CFO and Vice President as salary and/or fees. These amounts are included in accounts payable and accrued liabilities and are unsecured and non-interest bearing.

As at the end of This Quarter, the Company owes the CEO a total loan payable in the amount of $87,500 to repay working capital loans made by the CEO to the Company during Fiscal 2016 and Fiscal 2017. This loan is interest free with no fixed repayment terms.

10.2	Transactions With Related Parties

During This Quarter the Company issued a total of 350,000 common shares to the Company's Vice President of Business Development in exchange for extinguishing $17,500 in debt for accumulated but unpaid compensation.

10.3	Compensation Of Key Management Personnel

a)	During This Quarter and the three (3) months ended 30 September 2018, the Company paid or accrued salary, fees, or other compensation to the CEO, the CFO, and the Vice President of Business Development of the Company in the amounts of $nil, $nil and $11,533, respectively (2017 - $nil, $31,823 and $nil, respectively). The Company also paid a total of $5,086 to a non-executive director for fees in relation to the management of the Company’s subsidiaries in Jakarta.

b)	In a letter to the Board of Directors dated 30 September 2017 the CEO of the Company voluntarily suspended and terminated payment and accrual of salary to the CEO commencing retroactively to 1 July 2017 and continuing until such time as the Company's financial condition permits a resumption and such resumption is approved by the Board of Directors. Accordingly, during the three (3) months ended This Quarter the Company did not pay or accrue salary for the CEO.

c )	In a letter to the Board of Directors dated 14 December 2017 the CFO of the Company resigned his office with effect upon 31 December 2017, effectively terminating his management contract upon the same date. Accordingly, the Company terminated accrual of salary due to the CFO at 31 December 2017. Commencing from 1 January 2018, the CFO agreed to continue as "Acting CFO" without additional compensation, until such time as a replacement is appointed. Accordingly, during the three (3) months ended This Quarter, the Company paid or accrued salary and fees for the CFO of $nil. As at the Report Date the Company owes the CFO a balance in the total amount of $75,000 for accrued but unpaid accumulated compensation.

PART - 11 : MATERIAL CONTRACTS AND EVENTS

11 . 1	Off - Balance Sheet Arrangements

At the end of This Quarter, the Company does not have any off-balance sheet arrangements not already disclosed elsewhere in this MD&A or in the Interim Financial Statements.

11 . 2	Material Contracts & Commitments

During This Quarter, no new material contracts or commitments were undertaken, not elsewhere disclosed in this MD&A or in the Interim Financial Statements.

11.3	Investor Relations, Publicity and Promotion

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

11.4	Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

11.5	Claims, Contingencies & Litigation

Except for any contingencies elsewhere disclosed herein, or in the Interim Financial Statements for This Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

PART - 12 : CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and the related notes to those financial statements. Actual results could differ from those estimates. The Company reviews its judgments, estimates, and assumptions on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The Company’s critical accounting policies and estimates applied in the preparation of its Interim Financial Statements are the same as those applied to the audited financial statements for the last fiscal year ended 30 June 2018.

PART - 13 : FINANCIAL INSTRUMENTS

The Company’s financial instruments as at the end of This Quarter, consist of cash, accounts payable and accrued liabilities, the loan payable to its CEO, and the promissory notes. The fair value of these instruments approximates their carrying value due to their relative short-term maturity. There were no off-balance sheet financial instruments.

Cash, other than minor amounts of Indonesian Rupiahs, consist solely of cash deposits with major Canadian and Indonesian banks. The Company therefore considers its credit risk to be low. The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving Canadian dollar and Indonesian Rupiah. However, as the Company holds its funds primarily in US dollars, the risk of foreign exchange loss is considered low by the Company’s management.

PART- 14 : CONTINUOUS DISCLOSURE AND FILINGS

14.1	Additional Disclosure for Venture Issuers without Significant Revenue

The Company is a "Venture Issuer" as defined in Section-1.1 of NI 51-102 and in Section-1.1 of NI 52-110. The Company prepares its financial statements and accounts in US dollars currency using IFRS as issued by IASB. All dollar values are in US$ unless otherwise indicated. Additional disclosure concerning the Company’s general and administrative expenses is provided in the Company’s statement of loss and comprehensive loss contained in the Interim Financial Statements that are published and filed herewith.

14.2	Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis in accordance with applicable laws and in compliance with securities rules and regulations of the British Columbia Securities Commission (“BCSC”). This disclosure and filings includes annual audited consolidated financial statements and quarterly unaudited interim financial statement. It also includes press releases, material change reports, and disclosure of new or changed circumstances regarding the Company. Shareholders and interested parties may obtain downloadable copies of these mandatory filings made by the Company on "SEDAR" (the System for Electronic Document Archiving and Retrieval at website www.sedar.com). The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

14.3	Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer with the US Securities and Exchange Commission (“SEC”), making the Company a "SEC Issuer" as defined in Section-1.1 of NI 51-102. The Company is required to file an annual report with the SEC in the format of a Form 20F annual report which includes audited annual consolidated financial statements. The Company files interim unaudited quarterly financial reports, press releases, material change reports, and disclosure of new or changed circumstances regarding the Company on a periodic basis under Form-6K. The Company has filed electronically on the SEC’s EDGAR database (website www.sec.gov/edgar) commencing with the Company’s Form 20F at its fiscal year end 2004. Prior to 2004 the Company filed Form 20F annual reports with the SEC in paper form. All Company filings made to US-SEC during the past fiscal year and up to the date of this filing are incorporated herein by this reference.

14.4	Form 20F Annual Report and Annual Information Form

As a SEC Issuer, the Company is obliged to file an "Annual Report on Form 20F" with the SEC. As a Canadian Venture Issuer the Company is permitted to file the same Annual Report on Form 20F on SEDAR in satisfaction of the Canadian obligation to file an "Annual Information Form" on Form 51-102F2 or "AIF".

14.5	Statement of Executive Compensation - Venture Issuer

As a Venture Issuer in Canada, the Company discloses executive compensation on Form 51-102F6V which is included in the Company's annual information circular filed on SEDAR and provided to shareholders as part of the proxy materials in advance of the Company's annual general meeting.

14.6	Additional Disclosure for Emerging Markets Issuers

A substantial component of the Company's business activities are conducted in the Republic of Indonesia and the Company considers itself to be an "Emerging Market Issuer" as defined in the Issuer Guide for Companies Operating in Emerging Markets (the "EMI Guide") published by the Ontario Securities Commission as Staff Notice 51-720. The EMI Guide identifies eight matters as worthy of additional disclosure that Emerging Market Issuer's consider. These are: 1) the local business and operating environment, 2) language and cultural differences, 3) corporate structure, 4) related parties, 5) risk management and disclosure, 6) internal controls, 7) use of and reliance on experts, and 8) oversight of the external auditor and how the effect on the Company's operations of these eight matters may differ in the emerging market from what may be expected if the Company's same business activities were conducted in Canada. The Company provides such disclosure annually in its Annual Report on Form 20F.

PART- 15 : FORWARD - LOOKING STATEMENTS

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, projections of anticipated revenue, the realization of reserve estimates, the timing and amount of estimated future production, cost, work schedules, capital requirements, success of resource exploration operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage for the Company's upstream oil and gas projects; and to capital cost estimation, operating costs forecasts, and sales and revenue projections for the construction of the Company's downstream oil and gas projects.

15.1	Forward Looking Words and Phrases

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projections", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.

15.2	Risks and Uncertainties

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of the Company's upstream or downstream oil and gas projects or new project development activities; changes in project parameters as plans continue to be refined; cash flow projections; future prices of resources; possible variations in resource reserves; accidents, labor disputes and other risks of the oil, gas, and energy industries; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as other factors detailed from time to time in the Company's periodic filings on EDGAR and SEDAR.

15.3	No Assurance all Risks Anticipated

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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